Exhibit 99.1

News Release
November 24, 2022

Turquoise Hill Announces New Meeting Date and Additional Information In Connection With Arrangement With Rio Tinto

•	The Special Committee and the Board unanimously determined that the Arrangement continues to be in the best interests of the Company and fair to Minority Shareholders
•	The Board confirms its unanimous recommendation that Minority Shareholders vote FOR the Arrangement Resolution
•	The Special Meeting is scheduled to be held at 12:00 p.m. (Montreal time) on December 9, 2022
•	The Record Date for the Special Meeting remains September 19, 2022
•	No action is required from shareholders that have already voted and do not intend to change their vote or exercise dissent rights

MONTREAL -- (BUSINESS WIRE) Turquoise Hill Resources Ltd. (TSX: TRQ) (NYSE: TRQ) (“Turquoise Hill” or the “Company”) announced today that the Supreme Court of Yukon (the “Court”) has issued an order amending the interim order (as so amended, the “Amended Interim Order”) to, among other things, set a date for the postponed special meeting of Turquoise Hill shareholders (the “Special Meeting”). Pursuant to the Amended Interim Order, the Special Meeting will be held on December 9, 2022, at 12:00 p.m. (Montreal time) in person at Norton Rose Fulbright Canada LLP, 1 Place Ville Marie, Suite 2500, Chapleau Room, Montreal,Quebec, Canada, H3B 1R1 and in virtual format via live audio webcast at https://web.lumiagm.com/449028588. At the Special Meeting, shareholders will be asked to consider and, if thought advisable, pass a special resolution to approve the previously announced plan of arrangement (the “Arrangement”) under the Business Corporations Act (Yukon) (the “YBCA”) pursuant to which, among other things and subject to the satisfaction or waiver of all applicable conditions precedent, Rio Tinto International Holdings Limited (“Rio Tinto”) will acquire the approximately 49% of the issued and outstanding common shares of Turquoise Hill that Rio Tinto and its affiliates do not currently own (the “Minority Shares”) for C$43.00 per share in cash.

The receipt of the Amended Interim Order follows the previously announced termination by Rio Tinto of agreements entered into on November 1, 2022 (the “Named Shareholder Agreements”) between Rio Tinto, Rio Tinto plc (the “Parent”) and certain shareholders of the Company related to Pentwater Capital Management LP and SailingStone Capital Partners LLC (collectively, the “Named Shareholders”) and certain Irrevocable Commitments (as defined below) made by Rio Tinto for the benefit of all holders of Minority Shares, as described in the Company’s November 18, 2022 press release (the “November 18 Press Release”). The Company was not a party to either the entry into or the termination of the Named Shareholder Agreements.

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com

Terms of the Irrevocable Commitments

As described in the November 18 Press Release, pursuant to the Irrevocable Commitments, Rio Tinto has committed to do the following:

•
(i) pay C$34.40 per share (the “Upfront Payment”) to any Turquoise Hill shareholder who validly dissents and who, not later than two business days prior to the effective date of the Arrangement (the “Effective Date”), validly elects to receive such amount (an “Electing Shareholder”), which Upfront Payment will be paid within two business days of the Effective Date provided that all required materials are submitted by an Electing Shareholder in advance; and (ii) pay to an Electing Shareholder the balance of any “fair value” that becomes payable under the dissent process over and above the Upfront Payment plus interest at an annual rate equal to the Canada 1 Year Treasury Bill Yield determined as of 5:00 p.m. (Montreal time) on the Effective Date on such balance up to C$43.00 in fair value per share calculated from the Effective Date to the date of payment, provided that no other interest shall be payable to an Electing Shareholder in respect of any fair value payment (collectively, the “Dissent Payment Election”); and

•
allow any oppression claims by any holder of Minority Shares (each, a “Minority Shareholder”) against Turquoise Hill, the Parent or their respective affiliates to survive the Arrangement and be pursued following the Effective Date, where such claims are served on or provided to Turquoise Hill and the Parent no later than seven days following the Effective Date;

(collectively, the “Irrevocable Commitments”).

Under the dissent procedures, there is no floor or minimum to the determination of “fair value” and no assurance of the amount that Dissenting Shareholders (as defined below) will receive for their shares.

On November 24, 2022, the Company, Rio Tinto and the Parent entered into an amendment (the “Arrangement Agreement Amendment”) to the arrangement agreement dated September 5, 2022 among the Company, Rio Tinto and the Parent (the “Arrangement Agreement”) in order to amend the plan of arrangement to give effect to the Irrevocable Commitments (as so amended, the “Amended Plan of Arrangement”). As a result, if the Arrangement is completed, Rio Tinto will be obligated to comply with the Irrevocable Commitments pursuant to the final order of the Court approving the Arrangement (the “Final Order”).

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com

In addition, pursuant to the Arrangement Agreement Amendment:

•
the dissent closing condition in the Arrangement Agreement was amended to increase the threshold for Turquoise Hill shares for which dissent is validly exercised from 12.5% to 17.5% (the “Modified Dissent Condition”); and

•
Rio Tinto and the Parent each represented to the Company that, prior to the Effective Date, without the prior written consent of the Company or except for the payment to a Dissenting Shareholder of C$43.00 for some or all of the shares held by such Dissenting Shareholder, they will not enter into any contracts, undertakings, commitments, arrangements or understandings with any Turquoise Hill shareholder, member of management or member of the Turquoise Hill Board of Directors (the “Board”) relating to Turquoise Hill’s securities, the Arrangement or the special resolution of Turquoise Hill shareholders to approve the Arrangement (the “Arrangement Resolution”).

Background to the Irrevocable Commitments

On the evening of Sunday, October 30, 2022, the Special Committee of the Board of Directors of the Company (the “Special Committee”) was first advised that Rio Tinto was in negotiations with the Named Shareholders to enter into the Named Shareholder Agreements pursuant to which Rio Tinto and the Named Shareholders would agree to private resolution of their dissent rights and asserted oppression claims in exchange for the Named Shareholders withholding their votes in connection with the Arrangement (i.e., not voting for or against the Arrangement).

In advance of the execution of the Named Shareholder Agreements, the Special Committee expressed concern to Rio Tinto regarding the differential treatment of Minority Shareholders resulting from the Named Shareholder Agreements and suggested to Rio Tinto that it provide terms comparable to those in the Named Shareholder Agreements to all Minority Shareholders. Rio Tinto advised that it would not make the terms of the Named Shareholder Agreements available to all Minority Shareholders. The Special Committee also expressed its concern to Rio Tinto that, in light of the pending announcement of the Named Shareholder Agreements, Minority Shareholders would need additional time in advance of the Special Meeting to consider new information related to the Named Shareholder Agreements. In response to the concern of the Special Committee, Rio Tinto requested that the Company postpone the Special Meeting then scheduled for November 1, 2022 to November 8, 2022. The postponement was also intended to provide Rio Tinto and the Special Committee with additional time to consider whether terms comparable to those in the Named Shareholder Agreements could be offered to all Minority Shareholders.

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com

On November 1, 2022, Rio Tinto and the Parent entered into the Named Shareholder Agreements with the Named Shareholders. Turquoise Hill was not a party to the Named Shareholder Agreements and neither it nor the Special Committee was involved in negotiating the Named Shareholder Agreements.

Following the public announcement of the Named Shareholder Agreements, the Company and the Special Committee received a number of complaints from Minority Shareholders and inquiries from securities regulators, including the Autorité des marchés financiers (the “AMF”), regarding the Named Shareholder Agreements.

In the days that followed, counsel to the Special Committee engaged with counsel to Rio Tinto in order to seek to address the differential treatment of Minority Shareholders resulting from the Named Shareholder Agreements and engaged in discussions with securities regulators, including the AMF, regarding the Named Shareholder Agreements. To allow the Special Committee and Rio Tinto time to continue their discussions and in response to requests from the AMF, on November 6, 2022, at Rio Tinto’s request, the Company announced a further postponement of the Special Meeting to November 15, 2022. Subsequent to this announcement, counsel to the Special Committee and counsel to Rio Tinto continued to discuss a framework for providing terms comparable to those provided in the Named Shareholder Agreements to all Minority Shareholders. Following several further discussions regarding the Named Shareholder Agreements, the AMF advised the Company that, in light of the Named Shareholder Agreements, the AMF considered the transaction as then structured to raise public interest concerns. On November 9, 2022, the Company announced a further postponement of the Special Meeting to a date to be determined while the Special Committee continued to engage with Rio Tinto to address the impact of the Named Shareholder Agreements and seek to provide comparable terms to all Minority Shareholders.

On November 17, 2022, Rio Tinto announced that it and the Named Shareholders had agreed to terminate the Named Shareholder Agreements and that Rio Tinto would be providing the Irrevocable Commitments to all Minority Shareholders. As a result of the termination of the Named Shareholder Agreements and the provision of the Irrevocable Commitments to all Minority Shareholders, none of the Named Shareholders are receiving any “collateral benefit” (as such term is defined in Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions) in connection with the Arrangement. In addition, as a result of the termination of the Named Shareholder Agreements, there is no assurance that any of the Named Shareholders will abstain from the vote on the Arrangement or vote for or against the Arrangement.

For additional information regarding the background to the Arrangement, please see “Special Factors – Background to the Arrangement” in the Company’s management proxy circular dated September 27, 2022 (the “Circular”).

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com

Recommendation of the Board and the Special Committee

The Special Committee carefully considered, among other things (i) the termination of the Named Shareholder Agreements; (ii) the fact that all Minority Shareholders will have equal economic and procedural dissent rights as provided under Section 193 of the YBCA, as modified by the Amended Plan of Arrangement and the Amended Interim Order; (iii) the fact that all Minority Shareholders will be entitled, at their option, to rely on the Irrevocable Commitments as set out in the Amended Plan of Arrangement; (iv) the incremental benefit of the Upfront Payment to Dissenting Shareholders in dispelling uncertainty and saving certain court-related costs and fees as compared to a Dissenting Shareholder availing itself of rights under Section 193 of the YBCA to apply to the Court for an order to receive an interim payment for all or part of the sum offered for their shares in advance of the conclusion of their dissent proceedings; and (v) that the Dissent Payment Election is available to all Dissenting Shareholders, whether they vote against or abstain from voting on the Arrangement Resolution. Based on the foregoing, the Special Committee determined that the Irrevocable Commitments do not negatively impact or change any of the reasons or factors considered by the Special Committee in making its original determination as to the fairness of the Arrangement to Minority Shareholders and recommendation to the Board in connection with the Arrangement, which are set out in the Circular under the heading “Special Factors – Position of Turquoise Hill as to Fairness of the Arrangement – Reasons for the Recommendation” (the “Original Reasons”). As a result and having regard to the Original Reasons as supplemented by the foregoing, the Special Committee unanimously determined that the Arrangement continues to be in the best interests of the Company and fair to Minority Shareholders, including unaffiliated securityholders of the Company, and unanimously recommended that the Board continue to recommend that Minority Shareholders vote in favour of the Arrangement Resolution.

On the unanimous recommendation of the Special Committee, the Board (with conflicted directors having recused themselves) unanimously determined that the Arrangement continues to be in the best interests of the Company and fair to the Minority Shareholders, including unaffiliated security holders of the Company, and continues to recommend that the Minority Shareholders vote in favour of the Arrangement Resolution.

For additional information regarding the original recommendations of the Special Committee and the Board related to the Arrangement, including the Original Reasons, please see “Special Factors – Position of Turquoise Hill as to Fairness of the Arrangement – Reasons for the Recommendation”, “Special Factors – Recommendation of the Special Committee” and “Special Factors – Recommendation of the Board” in the Circular.

Shareholder Approval of the Arrangement

Implementation of the Arrangement is subject to the approval of: (i) at least two-thirds (66⅔%) of the votes cast by shareholders present in person, virtually present or represented by proxy at the Special Meeting, voting as a single class; and (ii) because the proposed Arrangement is subject to MI 61-101, a simple majority (more than 50%) of the votes cast by shareholders present in person, virtually present or represented by proxy at the Special Meeting, excluding the votes of Rio Tinto and its affiliates and of any other shareholders whose votes are required to be excluded pursuant to MI 61-101.

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com

Meeting Details

The Special Meeting will be held on December 9, 2022, at 12:00 p.m. (Montreal time) in person at Norton Rose Fulbright Canada LLP, 1 Place Ville Marie, Suite 2500, Chapleau Room, Montreal,Quebec, Canada, H3B 1R1 and in virtual format via live audio webcast at https://web.lumiagm.com/449028588. The record date for determining the shareholders eligible to vote at the Special Meeting will remain the close of business on September 19, 2022 (the “Record Date”). Only persons who are shown on the register of Shareholders at the close of business on the Record Date, or their duly appointed proxyholders, will be entitled to attend the Meeting and vote on the Arrangement Resolution.

Unless they are revoked, all votes previously cast will remain in their current form, however, all holders as of the Record Date will have the opportunity to amend their vote until the extended deadline of 5:00 p.m. (Montreal time) on December 8, 2022 (or, if the Special Meeting is adjourned or postponed, 48 hours, excluding Saturdays, Sundays and statutory holidays, prior to the commencement of the reconvened Special Meeting).

How to Vote

Your vote is important regardless of how many shares you own. Shareholders are encouraged to vote in advance of the Special Meeting. If you are a registered shareholder, whether or not you plan to attend the Special Meeting, to vote your shares at the Special Meeting you can either return a duly completed and executed form of proxy to the Company’s transfer agent, TSX Trust Company (the “Transfer Agent”), Proxy Department, by mail at: TSX Trust Company, 1200-1 Toronto Street, Toronto, Ontario M5C 2V6, or TSX Trust Company, 1600‑2001 Robert-Bourassa Blvd., Montreal,Quebec H3A 2A6, or via the internet at www.tsxtrust.com/vote-proxy not later than 4:00 p.m. (Montreal time) on December 8, 2022 or, if the Special Meeting is subsequently adjourned or postponed, 48 hours, excluding Saturdays, Sundays and statutory holidays, prior to the commencement of the reconvened Special Meeting. If you hold shares through a broker, investment dealer, bank, trust company or other intermediary (a “Beneficial Shareholder”), you should follow the instructions provided by your intermediary to ensure your vote is counted at the Special Meeting.

A shareholder who wishes to appoint a person other than the management nominees identified in the form of proxy or voting instruction form must, in addition to carefully following the instructions in the Circular and on their form of proxy or voting instruction form, as applicable, complete the online form at the address https://www.tsxtrust.com/control-number-request or contact TSX Trust Company at 1-866-751-6315 (toll-free in Canada and the United States) or 212-235-5754 (other countries) by 4:00 p.m. (Montreal time) on December 8, 2022 or, if the Special Meeting is subsequently adjourned or postponed, 48 hours, excluding Saturdays, Sundays and statutory holidays, prior to the commencement of the reconvened Special Meeting, and provide the Transfer Agent with the required information so that it may provide the proxyholder with a 13-digit control number by email in order to permit the proxyholder to vote and ask questions at the Special Meeting.

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com

A proxy may be revoked by the person giving it to the extent that it has not yet been exercised. Shareholders who wish to revoke a proxy after having delivered it can do so by (i) delivering a written notice of revocation that is received by TSX Trust Company, at 1200-1 Toronto Street, Toronto, Ontario, Canada, M5C 2V6, Attention: Proxy Department, or at 1600-2001 Robert-Bourassa Blvd., Montreal,Quebec, Canada, H3A 2A6, Attention: Proxy Department, no later than 5:00 p.m. (Montreal time) on December 8, 2022 (or, if the Special Meeting is adjourned or postponed, 48 hours, excluding Saturdays, Sundays and statutory holidays, prior to the commencement of the reconvened Special Meeting), or delivered to the person presiding at the Special Meeting before it commences; (ii) signing a proxy bearing a later date and depositing it in the manner and within the time described above; (iii) attending the Special Meeting and voting virtually if you were a registered shareholder at the Record Date; or (iv) in any other manner permitted by law.

Only registered shareholders can revoke a proxy. Beneficial Shareholders who wish to change their vote must, in sufficient time in advance of the Special Meeting, arrange for their intermediaries to change their vote and, if necessary, revoke their proxy in accordance with revocation procedures.

Further information regarding how shareholders may vote their Company shares or revoke previously submitted proxies is included under the heading “Information Concerning the Meeting and Voting” in the Circular.

Dissent Rights

Exercise of Dissent Rights

A shareholder is not required to have been a registered shareholder as of the Record Date in order to exercise dissent rights in connection with the Arrangement. In order for a registered shareholder to exercise a right of dissent (such shareholder, a “Dissenting Shareholder”), such Dissenting Shareholder must send to Turquoise Hill a written notice of its objection to the Arrangement Resolution (a “Dissent Notice”) in accordance with the dissent procedures provided in Section 193 of the YBCA (as modified by the Amended Interim Order and Amended Plan of Arrangement), which Turquoise Hill must receive, c/o Dustin Isaacs, Chief Legal Officer and Corporate Secretary, at 1 Place Ville Marie, Suite 3680, Montreal,Quebec, Canada, H3B 3P2, Canada, with copies to each of: (i) Norton Rose Fulbright Canada LLP, 1 Place Ville Marie, Suite 2500, Montreal,Quebec, Canada, H3B 1R1, Attention: Steve Malas, email: steve.malas@nortonrosefulbright.com, and Orestes Pasparakis, email: orestes.pasparakis@nortonrosefulbright.com; (ii) McCarthy Tétrault LLP, Toronto-Dominion Bank Tower, 66 Wellington Street West, Suite 5300, P.O. Box 48, Toronto, Ontario, Canada, M5K 1E6, Attention: Eva Bellissimo, email: ebellissimo@mccarthy.ca; and Shea Small, email: ssmall@mccarthy.ca; and (iii) TSX Trust Company, 1200-1 Toronto Street, Toronto, Ontario, Canada, M5C 2V6, Attention: Proxy Department, or at 1600-2001 Robert-Bourassa Blvd., Montreal,Quebec, Canada, H3A 2A6, Attention: Proxy Department, by no later than 4:00 p.m. (Montreal time) on December 8, 2022 (or, if the Special Meeting is adjourned or postponed, 48 hours, excluding Saturdays, Sundays and statutory holidays, prior to the commencement of the reconvened Special Meeting), and must otherwise strictly comply with the dissent procedures described in the Circular, the Amended Interim Order, the Amended Plan of Arrangement and Section 193 of the YBCA, as modified by the Amended Interim Order and/or the Amended Plan of Arrangement.

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com

The filing of a Dissent Notice does not deprive a registered shareholder of the right to vote at the Special Meeting. However, a shareholder’s Dissent Notice will be deemed to be automatically revoked if such shareholder has voted in favour of the Arrangement Resolution, whether in person, virtually or by proxy.

Only registered shareholders of the Company are entitled to exercise dissent rights. Accordingly, Beneficial Shareholders who wish to exercise dissent rights must make arrangements for the shares beneficially owned by them to be registered in their name through their intermediary prior to the time the Dissent Notice is required to be received by the Company or, alternatively, make arrangements for the registered holder of such shares to exercise dissent rights on their behalf. Beneficial Shareholders are advised to contact their intermediary for assistance in lodging a dissent.

Prior to the effective time for the Arrangement, any beneficial owner of shares who has properly exercised dissent rights by causing the registered shareholder to exercise dissent rights on such beneficial owner’s behalf must transfer such Shares into registered form. Any shareholder who needs assistance in completing this process may contact the Company’s proxy solicitation agent and strategic shareholder advisor, Kingsdale Advisors, at 1-888-370-3955 (toll-free in North America), or by calling collect at 416-867-2272 (outside of North America) or by email at contactus@kingsdaleadvisors.com.

A Dissenting Shareholder may withdraw its dissent at any time in advance of the effective time for the Arrangement by way of written notice to the Company.

For information on certain tax consequences of exercising dissent rights, Minority Shareholders should refer to the Circular. Minority Shareholders are urged to consult their own tax advisors to determine the particular tax consequences to them of exercising dissent rights.

For additional information, please see “Dissenting Shareholders’ Rights” in the Circular.

Making A Dissent Payment Election

An election form (the “Dissent Election Form”) pursuant to which a Dissenting Shareholder may make the Dissent Payment Election is available on the Company’s profiles on SEDAR at www.sedar.com and EDGAR at www.sec.gov and on the Company’s website. In order to make the Dissent Payment Election, a fully completed Dissent Election Form must be submitted to TSX Trust Company in accordance with the instructions set out therein by no later than 5:00 p.m. (Montreal time) on December 14, 2022. Electing Shareholders will receive the Upfront Payment within two business days of the Effective Date, subject to the submission of a fully completed Dissent Election Form and all other necessary documentation set out therein.

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com

Final Order

Subject to the terms of the Arrangement Agreement, following the approval of the Arrangement Resolution by shareholders, the Company will make an application to the Court for the Final Order. An application for the Final Order approving the Arrangement is expected to be presented before the Court on December 14, 2022 at 10:00 a.m. (Whitehorse time) or as soon as counsel may be heard at the Courthouse located at 2134 Second Avenue, Whitehorse, Yukon, Canada, Y1A 5H6 or in such other place as the Court may determine (the “Final Hearing”). A copy of the Petition for the Final Order is set forth in Appendix F to the Circular. Any shareholder who wishes to appear and be heard at the Final Hearing must file by December 12, 2022 at 10:00 a.m. (Whitehorse time) an “appearance and response” in the respective forms prescribed by the Rules of Court of the Supreme Court of Yukon, together with a copy of all material on which the shareholder intends to rely at the application for the Final Order, as well as an outline of the shareholder’s proposed submissions and serve same on Turquoise Hill’s counsel c/o Norton Rose Fulbright Canada LLP, 1 Place Ville Marie, Suite 2500, Montreal, Quebec, Canada, H3B 1R1, Attention: Steve Malas, email: steve.malas@nortonrosefulbright.com with a copy to Orestes Pasparakis, email: orestes.pasparakis@nortonrosefulbright.com.

At the Final Hearing, the Court will consider, among other things, the fairness of the Arrangement. The Court may approve the Arrangement in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court deems fit. In the event that the Final Hearing is postponed, adjourned or rescheduled then, subject to any further order of the Court, only those persons having previously served an appearance and response in compliance with the Petition and the Amended Interim Order will be given notice of the postponement, adjournment or rescheduled date.

In addition to the receipt of the requisite approval of the shareholders of the Company and the Final Order, the completion of the Arrangement is subject to the satisfaction or waiver of the other customary conditions to completion of the Arrangement, including the Modified Dissent Condition.

Additional Information

This press release supplements disclosure in the Circular in accordance with paragraph 16 of the Amended Interim Order. In addition, the Company has filed a supplement to the Circular dated November 24, 2022 with respect to the information set out in this press release on the Company’s profiles on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

The terms of the Arrangement and the Arrangement Agreement are further described in the Circular and associated form of proxy and letter of transmittal (collectively, the “Meeting Materials”). The Meeting Materials and Amended Interim Order are filed and available under Turquoise Hill’s profiles on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. In addition, the Arrangement Agreement Amendment and Amended Plan of Arrangement will be filed and available under Turquoise Hill’s profiles on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com

Amendment to Schedule 13E-3

On November 21, 2022, the Company filed an amendment to its Rule 13e-3 Transaction Statement on Schedule 13E-3 (the “Schedule 13E-3”) previously filed with the U.S. Securities and Exchange Commission (the “SEC”) on September 29, 2022, and amended on October 12, 2022 and November 3, 2022, which amendment sets out additional information regarding Rio Tinto’s position as to the fairness of the Arrangement in light of the termination of the Named Shareholder Agreements and the Irrevocable Commitments.

The Company will file an additional amendment (the “Schedule 13E-3 Amendment”) to its Schedule 13E-3 that will be available on the Company’s profiles on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Shareholders are encouraged to carefully read the Schedule 13E-3 Amendment together with the Schedule 13E-3, including all other amendments thereto, and the Circular.

Questions

If you have any questions about voting your proxy or the information contained in this press release in connection with the Special Meeting of shareholders please contact our proxy solicitation agent and strategic shareholder advisor, Kingsdale Advisors, at 1-888-370-3955 (toll-free in North America), or by calling collect at 416-867-2272 (outside of North America) or by email at contactus@kingsdaleadvisors.com.

About Turquoise Hill

Turquoise Hill is an international mining company focused on the operation and continued development of the Oyu Tolgoi copper-gold mine in Mongolia, which is the Company’s principal and only material mineral resource property. Turquoise Hill’s ownership of the Oyu Tolgoi mine is held through a 66% interest in Oyu Tolgoi LLC; Erdenes Oyu Tolgoi LLC, a Mongolian state-owned entity, holds the remaining 34% interest.

Contact

Vice President Investors Relations and Communications
Roy McDowall
roy.mcdowall@turquoisehill.com

Follow us on Twitter@TurquoiseHillRe

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com

Forward-looking Statements and Forward-looking Information

Certain statements made herein, including statements relating to matters that are not historical facts and statements of the Company’s beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements and information relate to future events or future performance, reflect current expectations or beliefs regarding future events and are typically identified by words such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “intend”, “likely”, “may”, “plan”, “seek”, “should”, “will” and similar expressions suggesting future outcomes or statements regarding an outlook. These include, but are not limited to, statements regarding the Arrangement, including the anticipated timing and outcome of the Special Meeting and of the Final Hearing.

Forward-looking statements and information are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performance or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such statements or information. There can be no assurance that such statements or information will prove to be accurate. Such statements and information are based on numerous assumptions regarding the ability of the parties to receive in a timely manner and on satisfactory terms, the necessary shareholder approvals (including the minority approval) and Court approval of the Arrangement; the ability of the parties to satisfy, in a timely manner, the other conditions to the completion of the Arrangement, and other expectations and assumptions concerning the Arrangement, present and future business strategies, local and global economic conditions, and the environment in which the Company will operate. The anticipated dates indicated may change for a number of reasons, including the inability to receive, in a timely manner, the necessary shareholder approvals (including the minority approval) and Court approval, or the necessity to extend the time limits for satisfying the other conditions to the completion of the Arrangement.

Readers are cautioned not to place undue reliance on forward-looking information or statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predicted outcomes will not occur. Events or circumstances could cause the Company’s actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements are included the “Risk Factors” section of the Circular and in the “Risk Factors” section of the Company’s Annual Information Form, as supplemented by the “Risks and Uncertainties” section of the Company’s Management Discussion and Analysis for the three and nine months ended September 30, 2022 (“Q3 2022 MD&A”). Further information regarding these and other risks, uncertainties or factors included in Turquoise Hill’s filings with the SEC as well as the Schedule 13E-3 and the Circular.

Readers are further cautioned that the lists of factors enumerated in the “Risk Factors” section of the Circular, the “Risk Factors” section of the Company’s Annual Information Form, the “Risks and Uncertainties” section of the Q3 2022 MD&A and the Schedule 13E-3 that may affect future results are not exhaustive. Investors and others should carefully consider the foregoing factors and other uncertainties and potential events and should not rely on the Company’s forward-looking statements and information to make decisions with respect to the Company. Furthermore, the forward-looking statements and information contained herein are made as of the date of this document and the Company does not undertake any obligation to update or to revise any of the included forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by applicable law. The forward-looking statements and information contained herein are expressly qualified by this cautionary statement.

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com